Mail Stop 4561

July 18, 2006

Mr. Paul H. McDowell
Chief Executive Officer
Capital Lease Funding, Inc.
110 Maiden Lane
New York, NY 10005

> **Re: Capital Lease Funding, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 1-32039**

Dear Mr. McDowell:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief